UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2017
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated February 6, 2017.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: February 6, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release February 6, 2017

Exhibit 1

Elbit Systems Subsidiary, Cyberbit, and Ni Cybersecurity, Launch
Cybersecurity Training and Simulation Center in Japan
Ni Cybersecurity brings market-leading Cyberbit Range platform to Japan, addressing the growing cybersecurity skill shortage before the 2020 Olympics

Haifa, Israel, February 6, 2017 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT)      ("Elbit Systems") announced today that its subsidiary Cyberbit Ltd. ("Cyberbit"), was awarded a contract from Ni Cybersecurity Inc. ("Ni Cybersecurity"), the Japanese cybersecurity service provider,  to launch a unique cybersecurity training and simulation center in Tokyo powered by the Cyberbit Range platform.
Ni Cybersecurity will set up a training facility in Toranomon, Tokyo that will address these challenges by accelerating the certification of new cybersecurity experts and helping organizations improve the skills of their existing staff, focusing on government and finance organizations. The contract, in an amount that is not material to Elbit Systems, will be performed during 2017.

The new training facility will be powered by the Cyberbit Range, a highly advanced and widely deployed cybersecurity training and simulation platform. It enables trainees to practice in real-life settings by accurately replicating their network setup, using their actual security tools and simulating their typical network traffic so trainees can receive the most effective and realistic training available. The Range provides a rich and up-to-date selection of simulated attack scenarios, including ransomware. It is the underlying platform for multiple training centers in North America, Asia and Europe.

Adi Dar, Cyberbit's General Manager said: "When there is a need to certify tens of thousands of new cybersecurity experts while improving the skills of existing ones, all within a very short timeframe, enrollment in simulated training programs is the best choice for finance, government and other organizations in Japan. I am confident that the initiative, led by Ni Cybersecurity, powered by our Range platform, will contribute to Japan's cyber readiness for the 2020 Olympic Games, and for years to follow".

Takeshi Mitsuishi, President and CEO of Ni Cybersecurity, said: "We selected the global leading cyber range platform, and we're taking it to the Japanese market by opening our new training center in Tokyo, launching in Toranomon. Based on the global success of the Cyberbit Range, our customers can expect exceptional quality training, faster certification, and overall more qualified and skilled cyber security personnel."

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter  or visit our official Youtube Channel

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.